ORIGIN AGRITECH LIMITED

No. 21 Sheng Ming Yuan Road

Changping District

Beijing F4, 102206

Peoples’ Republic of China

October 11, 2013

Via Edgar

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the Fiscal Year Ended September 30, 2012

Filed January 10, 2013

File No. 000-51576

Dear Mr. Humphrey:

I am in receipt of your letter of September 18, 2013, in which you set forth two comments. The comments are reproduced below with the company response thereafter.

Note 10. Equity method Investments, page F-26

1.	The last sentence of Rule 3-09(a) of Regulation S-X states that, if either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent, is met by a 50 percent or less owned person accounted for by the equity method either by the registrant or a subsidiary of the registrant, separate financial statements of such 50 percent or less owned person shall be filed. Please note that Rule 1-02(w) is referenced in order to incorporate the first and third conditions into Rule 3-09(a), apply to a 50 percent or less owned person accounted for by the equity method. Your 30% investment in Liyu, which is accounted for under the equity method, is subject to the provisions of Rule 3-09 of Regulation S-X.As such, please provide us with your computations with respect to the aforementioned first and third conditions.

Response:

Regarding the first and third conditions set forth in Rule 1-02(w), we follow the computation guidance of Regulation S-X and present below our assessments:

(1) The first condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent for the Company’s investment in Liyu is RMB3,712,000 as of September 30, 2012, while the total assets of the Company as of September 30, 2012 is RMB975,437,000.Theproportion of the investment is 0.4% (=3,712,000 / 975,437,000) of the total assets. Thus, the first condition is not met.

Securities and Exchange Commission

(2) The third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent

Following the computation guidance set forth under Rule 1-02(w)(3), we list below the income for the last five fiscal years ( in thousands of RMB):

	2008	2009	2010	2011	2012
Income (loss) before tax	(45,557)	(10,193)	75,670	949	(923)
Add: Non-recurring items
Loss on repurchase of Convertible notes	-	51,101	-	-	-
Adjusted Income for computation	(45,555)	40,908	75,670	949	(923)

Figures use for computing average	0	40,908	75,670	949	0

In computing the five-year average income, we omit the loss years in 2008 and 2012 based on the computation guidance. Thus, the average income of the recent five years is RMB23,506. Based on the computation guidance, the alternative five-year average income substitution can be applied in determining the portion of the income of the subsidiary under the equity method over total income. The income from continuing operations before tax of Liyu for the fiscal year ended September 30, 2012 was RMB4,030, the proportion of equity in the income of Liyu over the average income of the Company is 17% (i.e. 4,030/23,506), which is below 20%. Thus, the third condition is not met.

As such, according to Rule 3-09, no separate financial statements of Liyu need to be filed for the fiscal year ended September 30, 2012. The management will continue to check the significance of Liyu pursuant to the above discussed rules and prepare separate financial statements of Liyu once the proportion exceeds 20%.

2.	As a related matter, please discuss the consideration given to the disclosure requirements of Rule 4-08(g) of Regulation S-X with respect to summarized financial information. We may have further comments upon review of your response.

Response:

Similar to the response to question #1, the proportion of equity in the income of Liyu over the average income of the Company is 17%, which is below 20%.Thus the criteria in § 210.1-02(w) for a significant subsidiary are not met.

2

Securities and Exchange Commission

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ James Chen

James Chen,

Chief Financial Officer

3